Filed by Cimarex Energy Co.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cimarex Energy Co.

Commission File No. for Registration Statement
on Form S-4 filed by Cabot Oil & Gas Corporation: 333-257534

Date: September 22, 2021

The following communication is being filed in connection with the proposed merger of Cimarex Energy Co. (“Cimarex”) and Cabot Oil & Gas Corporation (“Cabot”).

The following joint press release was issued by Cimarex and Cabot on September 22, 2021.

Cabot Oil & Gas and Cimarex Energy Announce Results of Early Participation in Private Exchange Offers and Consent Solicitations

HOUSTON, Sept. 22, 2021, Cabot Oil & Gas Corporation (NYSE: COG) (“Cabot”) and Cimarex Energy Co. (NYSE: XEC) (“Cimarex”) today announced that, in connection with the previously announced offers to eligible holders (as defined herein) to exchange (each an “Exchange Offer” and collectively, the “Exchange Offers”) any and all outstanding notes issued by Cimarex as set forth in the table below (the “Existing Cimarex Notes”) for (1) up to $2,000,000,000 aggregate principal amount of new notes issued by Cabot (the “New Cabot Notes”) and (2) cash, and related consent solicitations by Cimarex (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) to adopt certain proposed amendments to each of the indentures governing the Existing Cimarex Notes (the “Proposed Amendments”), as of 5:00 p.m., New York City time, on September 21, 2021 (the “Early Tender Date”), the following principal amounts of each series of Existing Cimarex Notes have been validly tendered and not validly withdrawn (and consents thereby validly given and not validly revoked):

Title of Series of	CUSIP Number of Existing		Aggregate Principal	Existing Cimarex Notes Tendered at Early Tender Date
Existing Cimarex Notes	Cimarex Notes	ISIN of Existing Cimarex Notes	Amount Outstanding	Principal Amount	Percentage
4.375% Senior Notes due 2024	171798AC5	US171798AC50	$750,000,000	$705,278,000	94.04%

3.90% Senior Notes due 2027	171798AD3	US171798AD34	$750,000,000	$685,455,000	91.39%

4.375% Senior Notes due 2029	171798AE1	US171798AE17	$500,000,000	$432,669,000	86.53%

In addition, Cimarex has received the requisite number of consents to adopt the Proposed Amendments with respect to each of the three outstanding series of Existing Cimarex Notes that are subject to the Exchange Offers and Consent Solicitations. Cimarex has entered into a supplemental indenture with the trustee for each such outstanding series of Existing Cimarex Notes (each, a “Supplemental Indenture”) effecting the Proposed Amendments.

Withdrawal rights for the Exchange Offers and Consent Solicitations expired as of the Early Tender Date.

The Exchange Offers and Consent Solicitations are being made pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated as of September 8, 2021 (as it may be amended or supplemented, the “Offering Memorandum and Consent Solicitation Statement”). Each Exchange Offer and Consent Solicitation is conditioned upon the completion of the other Exchange Offers and Consent Solicitations, although Cabot may waive such condition at any time with respect to an Exchange Offer. Any waiver of a condition by Cabot with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation.

In addition, the Exchange Offers and Consent Solicitations are conditioned upon the consummation of the merger transaction contemplated by the Agreement and Plan of Merger, dated as of May 23, 2021, as amended on June 29, 2021 (as it may be further amended from time to time, the “Merger Agreement”), among Cabot, Double C Merger Sub, Inc., a wholly owned subsidiary of Cabot (“Merger Sub”), and Cimarex, pursuant to which Merger Sub will merge with and into Cimarex (the “Merger”), with Cimarex surviving the Merger as a wholly owned subsidiary of Cabot. Cabot, in its sole discretion, may terminate, withdraw, amend or extend any of the Exchange Offers and may extend the Expiration Date (as defined herein) with respect to the Exchange Offers, subject to the terms and conditions set forth in the Offering Memorandum and Consent Solicitation Statement. Any such termination, withdrawal, amendment or extension by Cabot will automatically terminate, withdraw, amend or extend the corresponding Consent Solicitation, as applicable.

The Exchange Offers and Consent Solicitations will expire at 11:59 p.m., New York City time, on October 5, 2021, unless extended (the “Expiration Date”). Holders who validly tender (and do not validly withdraw) their Existing Cimarex Notes after the Early Tender Date but at or before the Expiration, will be eligible to receive, on the settlement date, the applicable Exchange Consideration as defined in and set out in the Offering Memorandum and Consent Solicitation Statement. The settlement date will be promptly after the Expiration Date and is expected to be within two business days after the Expiration Date.

The Exchange Offers and Consent Solicitations are only being made, and documents relating to the Exchange Offers and Consent Solicitations are only being distributed, to holders of Existing Cimarex Notes who complete and return an eligibility letter confirming that they are persons (a) in the United States who are reasonably believed to be “qualified institutional buyers” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (b) that are outside the United States who are not “U.S. persons” as defined in Rule 902 under the Securities Act and who are eligible to participate in the Exchange Offer pursuant to the laws of the applicable jurisdiction, as set forth in the eligibility letter (“eligible holders”). The complete terms and conditions of the Exchange Offers and Consent Solicitations are described in the Offering Memorandum and Consent Solicitation Statement, a copy of which may be obtained by contacting D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offers and Consent Solicitations, at (800) 714-3311 (U.S. toll-free) or (212) 269-5550 (banks and brokers) or cimarex@dfking.com. The eligibility letter is available electronically at: www.dfking.com/cimarex.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers and Consent Solicitations are being made to eligible holders solely pursuant to the Offering Memorandum and Consent Solicitation Statement and only to such persons and in such jurisdictions as is permitted under applicable law.

The New Cabot Notes have not been registered under the Securities Act or any state or foreign securities laws. Therefore, the New Cabot Notes may not be offered or sold in the United States or to any U.S. person absent registration, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

About Cabot

Cabot Oil & Gas Corporation, headquartered in Houston, Texas is a leading independent natural gas producer, with its entire resource base located in the continental United States.

About Cimarex

Cimarex Energy Co. is an independent oil and gas exploration and production company with principal operations in the Permian Basin and Mid-Continent areas of the U.S.

Cautionary Statement Regarding Forward-Looking Information

This press release includes forward-looking statements within the meaning of federal securities laws. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the proposed Merger. No assurances can be given that the forward-looking statements contained in this press release will occur as expected and actual results may differ materially from those included in this press release. Forward-looking statements are based on current expectations assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those included in this press release. These risks and uncertainties include, without limitation: the ability to obtain the requisite Cabot and Cimarex stockholder approvals to consummate the Merger; the risk that an event, change or other circumstances could give rise to the termination of the Merger, which would constitute the failure of a condition to the Exchange Offers and Consent Solicitations; and the risk that a condition to closing of the Merger may not be satisfied on a timely basis or at all. Additional important risks, uncertainties and other factors are described in the Offering Memorandum and Consent Solicitation Statement, Cabot’s Annual Report on Form 10-K for the year ended December 31, 2020 and Cabot’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, Current Reports on Form 8-K and other filings Cabot makes with the Securities and Exchange Commission (the “SEC”) and in Cimarex’s Annual Report on Form 10-K for the year ended December 31, 2020 and Cimarex’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, Current Reports on Form 8-K and other filings Cimarex makes with the SEC. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Cabot nor Cimarex undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Cabot filed with the SEC a registration statement on Form S-4 on June 30, 2021 (as amended on August 13, 2021), that includes a joint proxy statement of Cabot and Cimarex and that also constitutes a prospectus of Cabot. The registration statement was declared effective by the SEC on August 20, 2021, and on August 23, 2021 Cabot and Cimarex each filed the definitive joint proxy statement/prospectus in connection with the proposed Merger with the SEC. Cabot and Cimarex commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about August 23, 2021. Each of Cabot and Cimarex will also file other relevant documents with the SEC regarding the proposed Merger. This press release is not a substitute for the registration statement, the definitive joint proxy statement/prospectus or any other document that Cabot or Cimarex has filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CABOT, CIMAREX AND THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement, the definitive joint proxy statement/prospectus and all other documents containing important information about Cabot, Cimarex and the proposed Merger, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cabot may be obtained free of charge on Cabot’s website at www.cabotog.com/investor-relations. Copies of the documents filed with the SEC by Cimarex may be obtained free of charge on Cimarex’s website at www.cimarex.com/investor-relations.

Participants in the Solicitation

Cabot, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information about the directors and executive officers of Cabot, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cabot’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2021, and Cabot’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021. Information about the directors and executive officers of Cimarex, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Cimarex’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2021, and Cimarex’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 23, 2021. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Merger by reading the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed Merger when such materials become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Cabot or Cimarex using the sources indicated above.